Exhibit 99.1
Shinhan Financial Group’s Board made a resolution to redeem a Redeemable Preferred Shares.

On February 22, 2016, The Board of Directors of Shinhan Financial Group made a resolution to redeem a Redeemable Preferred Shares, according to the redemption conditions set at the timing of an issuance.

The details of redemption are as follows:

1. Details of Redemption

1) Redeemed Preferred Shares: Series 12 redeemable preferred shares

2) Issuance Date: April 21, 2011

3) No. of shares subject to redemption: 11,100,000 shares

4) Redemption Date: April 21, 2016

5) Redemption Price per share (including accrued interests): KRW 101,696.932

6) Total Redemption Amount: KRW 1,128,835,945,200

(Issue Price: KRW 1,110,000,000,000 & Interests: KRW 18,835,945,200)

2. Number of Shares issued & outstanding after redemption

Share Type	Before redemption	After redemption	Change

Common Shares	474,199,587	474,199,587	—

Redeemable Preferred Shares	11,100,000	-	(11,100,000)

Total	485,299,587	474,199,587	(11,100,000)